Exhibit 12

Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(Millions)
Earnings:
Income (loss) before income taxes	$(1,357)	$1,313	$1,149	$1,333	$1,650
Less: Equity earnings	(335)	(228)	(104)	(111)	(142)
Income (loss) before income taxes and equity earnings	(1,692)	1,085	1,045	1,222	1,508
Add:
Fixed charges:
Interest incurred	864	683	477	458	439
Rental expense representative of interest factor	22	16	10	8	7
Total fixed charges	886	699	487	466	446
Distributed income of equity-method investees	617	344	152	160	167
Less:
Interest capitalized	(53)	(121)	(90)	(54)	(24)
Total earnings as adjusted	$(242)	$2,007	$1,594	$1,794	$2,097
Fixed charges	$886	$699	$487	$466	$446
Ratio of earnings to fixed charges	*	2.87	3.27	3.85	4.70
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* Earnings are inadequate to cover fixed charges by $1,128 million for 2015.